April 29, 2011

Howard Hallock
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Mr. Hallock:

This letter is in response to your comments on the Registration Statement of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”), as filed with the Securities and Exchange Commission (the “Commission”) under rule 485(a) on February 28, 2011.  As indicated below, the Trust will make the following changes in response to your comments in its filing under rule 485(b) on Friday April 29.

Each of the comments is listed below followed by the Trust’s response.

Prospectus, Principal Investment Strategies pages 1-2

1.
Comment:  The principal investment strategies discussion should explicitly state that the Trust has a policy of concentrating in a particular industry, i.e. the mortgage and mortgage finance sector of the real estate industry.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

2.	Comment: The principal investment strategies section should specifically state what securities comprise “Mortgage Securities” and not rely on a defined term.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

3.	Comments: The principal investment strategies section is too complicated and uses terms that are not easily understood.

Response:  The Trust will simplify its principal investment strategies section consistent with the requirements of Form N-1A and previous examiner requests to clarify and elaborate certain issues.

Prospectus, Purchasing and Pricing of Units, page 13

4.	Comments: The Trust should clarify the description of how it values market priced securities and should describe any effects of using fair value pricing.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Statement of Additional Information, Fundamental Policies, page 18

5.
Comments:  The policy regarding concentration in the real estate industry should be clarified to note that it refers more specifically to a concentration in the mortgage and mortgage finance sector of the real estate industry.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Further, in connection with the staff’s review of its registration status, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

(a)           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2551.

Very truly yours,

/s/ Saul A. Schapiro
Saul A. Schapiro
General Counsel

cc:        John J. Sweeney (Chair, Board of Trustees)
Martin E. Lybecker (Perkins Coie LLP)